

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

<u>Via Facsimile</u>

Iurie Bordian
Chief Executive Officer
Emerging Media Holdings, Inc.
1809 East Broadway Street, Suite 175
Oviedo, Florida 32756

> RE: Emerging Media Holdings, Inc.
> Form 8-K
> Filed February 16, 2011, as amended
> File No. 000-52408

Dear Mr. Bordian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The address you have provided for the company appears to be a branch of The UPS Store/fka "Mailboxes, Etc." (http://www.theupsstorelocal.com/4247/map.htm) If true, please revise all future filings to disclose that your principal executive offices consist of a mailbox located at The UPS Store.

<u>Form 8-K/A filed on June 22, 2011</u>
<u>General</u>

2. We note your response to comment one from our letter dated April 1, 2011 that the Exchange Agreement transaction with Men's Medical Corporation (MMC) did not close

and that, on May 31, 2011, your board of directors, then consisting of Iurie Bordian and Chris Smith, agreed with your then President Chris Smith to terminate the Exchange Agreement. With specific reference to the written terms of the Exchange Agreement (attached as Exhibit 10.8 to your Form 10-K filed on March 31, 2011) and all applicable state laws, please revise your disclosure to describe the manner by which the Exchange Agreement was terminated and amend your filing to provide any written agreements evidencing the termination as exhibits. We note the numerous references in the company's securities filings and press releases as late as May 26, 2011 asserting that the transaction had already closed. We may have further comment.

3.   We note your responses to comments one and four from our letter dated April 1, 2011, referencing Section 1.12 of the Exchange Agreement and the amended disclosure in your Form 8-K/A filed June 22, 2011 stating the reason for termination of the Exchange Agreement was that "MMC was unable to satisfy a closing condition in the Exchange Agreement requiring delivery of MMC audited financials."

Section 1.12 specifically calls for a representation by MMC to provide "a written assurance of presenting the GAAP standard audit within seventy five days *after* the closing of the present transaction." (emphasis added) As such, it does not appear that the delivery of audited MMC financials could have prevented the closing of the transaction. Additionally, you have already disclosed that the transaction closed pursuant to the issuance of preferred shares to Chris Smith in your public filings numerous times since February 16, 2011 (not simply the one filing indicated in your amended disclosure) and have similarly publicized such events in press releases found at http://www.otcbb.com/asp/Info_Center.asp (even as late as May 26, 2011, describing MMC as a wholly-owned subsidiary and the control evidenced by the preferred shares issuance "a result of the closing between Men's Medical Corporation and Emerging Media Holdings Inc.").

If, as you now state, the transaction with MMC did not close and was terminated on May 31, 2011, please revise your disclosure to clarify the basis of your board's decision to terminate such transaction and why the company filed all of its previous disclosure and press releases indicating the transaction had closed and the preferred shares had been issued.

4.   We note the amended disclosure in your Form 8-K/A filed June 22, 2011 stating that you "previously incorrectly reported…that…Chris Smith obtained control of the Company by virtue of his acquisition of 1,000 Class A Preferred Shares…and that he obtained these Preferred Shares in exchange for all of the shares of MMC, now a wholly owned subsidiary of the Company." Please revise your disclosure to detail any possible liabilities to the company and its management which may result from "incorrect" disclosure in your public securities filings.

5.   In light of all the disclosure relating to transactions effected through the issuance of preferred shares since May 2, 2008 (including the acquisition of your sole current operating subsidiary), which you now recognize in your responses to comments one and five to be "incorrect," please provide a detailed legal analysis as to the sufficiency of the company's disclosure in relation to the ability of shareholders to sell their common shares pursuant to Rule 144 since May 2, 2008.

6.   We reissue comment one from our letter dated April 1, 2011. We note your response that the transaction with MMC did not close. Please revise to disclose the business purpose and history of the exchange transaction in which Chris Smith was to have obtained control of the company, with assets worth $731,001, in return for an entity with no revenues and assets of $491.

7.   Please revise to provide narrative disclosure of the board process used to approve the exchange transaction, including the involvement of each of your directors, in which Chris Smith was to have obtained control of the company, with assets worth $731,001, in return for an entity with no revenues and assets of $491. In addition, please explain why shareholder approval was not required to approve a transaction involving one of your directors under applicable state laws.

8.   We also note your disclosure that you completed the sale of three of your subsidiary companies to Chiril Luchinsky in exchange for the assumption of the liabilities of the subsidiaries on February 10, 2011, as apparently contemplated by Section 2.17 of the Exchange Agreement. You also disclose that Chiril Luchinsky resigned as a director on February 10, 2011. Please revise to provide narrative disclosure of the board process used to approve the sale of your subsidiaries, including the involvement of each of your directors, In addition, please revise to explain why shareholder approval was not required to approve a transaction involving one of your directors under applicable state laws.

9.   We reissue comment two from our letter dated April 1, 2011. We note that you provided an explanation supplied from MMC (presumably due to Chris Smith's May 31, 2011 resignation as director) but, at the time our comment letter was issued, Chris Smith was still your President and a director of the company. We also note the assertion that Hart Capital Management "never worked with, had a contract with, or received compensation from" MMC. However, such an assertion is contradicted by the content of Hart Capital Management's own website at the time (as noted in our previous comment letter).

        In light of your board's determination to engage in a transaction in which Chris Smith was to have obtained control of the company, with assets worth $731,001, in return for an entity with no revenues and assets of $491, and the fact that you disclosed from February 16, 2011 until June 22, 2011 that the transaction with MMC had already closed, as noted in your response letter, the involvement of Hart Capital Management and Christian Tedrow would still appear to be relevant.

Please revise your disclosure to explain the full role played by Hart Capital Management and Christian Tedrow in the transactions described in the filing, as well as your past and current operations.

As relayed in our previous letter, we note that your former President Chris Smith requested our comment letter dated February 17, 2011 be faxed to (407) 645-1704, a number then apparently belonging to Hart Capital Management (http://hartcm.com/Contact.html) (its website having changed since our April 1, 2011 letter). We also note that Hart Capital Management at the time promoted itself in the following manner (again, its website having changed since our April 1, 2011 letter):

> "We invest our own funds in, and raise funds for, the companies that meet our requirements. We then take an active role in the growth of our new portfolio partner. We use and promote their products or services *while working behind the scenes* to build value for future sales, joint venture, public listing or additional financing rounds." (emphasis added) (http://www.hartcm.com/home.html)

Further, we note that Hart Capital Management stated that it was "currently involved in Mens (sic) Medical Corporation" and provided a link to your website: (http://www.mensmedicalcorp.com) (such reference also having been deleted since our April 1, 2011 letter).

Finally, we note that Hart Capital Management removed Christian Tedrow's biographical page from its website after our April 1, 2011 letter.

10. We reissue comment three from our letter dated April 1, 2011. We continue to note numerous press releases relating to the acquisition of MMC found at http://www.otcbb.com, including the one as late as May 26, 2011 which contains the specific statement that Men's Medical signed a LOI for the purchase of certain assets from Saddleworth (owned by Chris Smith), subject to the delivery of the preferred shares issued as a result of the closing between MMC and Emerging Media). In light of the fact that you disclosed from February 16, 2011 until June 22, 2011 that the transaction with MMC had already closed, as noted in your response letter, such disclosure would still appear to be relevant to investors who had bought or sold shares during such time.

Please revise your disclosure to reconcile with all of the press releases, disclosing all material terms of the transactions, and file all material agreements as exhibits.

Item 2.01

11. In your previous 8-K filed February 16, 2011, you noted that you sold three of your subsidiary companies to Chiril Luchinsky in exchange for the assumption of the liabilities of the subsidiaries. In the amended 8-K filed June 22, 2011, you have disclosed that you

received 4,800,000 shares valued at approximately $1.8 million for the subsidiaries. Please reconcile this discrepancy. Please also disclose the gain or loss on this transaction.

Item 3.02

12.   We reissue comment five from our letter dated April 1, 2011. With specific reference to all applicable state laws, and written agreements filed by the company, please revise your disclosure to explain how the acquisition of ICS Media Top Prim was effected on May 2, 2008 through the issuance of 1,000,000 shares of your preferred stock in light of the apparent lack of any authorized preferred shares of the company at the time, how you may assert that you continue to hold such company, and any resulting effect upon your status as a shell company in light of the sale of your three other subsidiaries.

13.   We note your response to comment five from our letter dated April 1, 2011 indicating that the acquisition agreement for ICS Media Top Prim was amended. Please advise if such amendment was filed as an exhibit to any of the company's filings and, if so, when. Revise your disclosure to indicate the date of such amendment.

14.   Please provide an analysis as to the necessity of restating all of the company's financial statements since May 2, 2008 in light of your disclosure relating to issued preferred shares despite the company at all times lacking the requisite authorization.

15.   Please provide an analysis as to the adequacy of the company's disclosure controls and procedures and internal control over financial reporting since May 2, 2008 in light of your disclosure relating to issued preferred shares despite the company at all times lacking the requisite authorization.

PRER14C filed June 22, 2011

16.   We note your response to comment 10 from our letter dated April 1, 2011 providing a copy of the executed and cancelled stock certificate for 1,000,000 preferred shares. It appears that the company did issue securities to Chris Smith (though unauthorized). If the shares were never issued, as you now assert, please explain why the certificate was both executed by your CEO Iurie Bordian and subsequently marked "cancelled."

17.   Please revise to disclose the identity and holdings of each party that provided a consent.

Form 10-Q for the quarterly period ended March 31, 2011
Item 4. Controls and Procedures, page 19

18.   In light of your current disclosure that the company's disclosure relating to the closing of the MMC transaction and the issuance of preferred shares was "incorrect," please revise the disclosure contained in your Form 10-Q for the period ended March 31, 2011 to

explain how Iurie Bordian, your certifying officer, concluded on June 20, 2011 that the company's disclosure controls and procedures were effective.

19. It appears that you did not include management's report on internal control over financial reporting as required by Item 308 of Regulation S-K. Amend to provide management's assessment or to state that it did not conduct such an evaluation.

20. Additionally, please note that the failure to provide management's report pursuant to Item 308 of Regulation S-K at the time of filing renders a periodic report materially deficient. Accordingly, please also amend to state that your disclosure controls and procedures were not effective at the end of each period due to the fact that you failed to address internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Michael Page, Esq.
Facsimile: (202) 457-1678

Sergei Melnik, Esq.
Facsimile: (407) 971-2273